UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NTL Incorporated

(Name of Issuer)

Common Stock, nominal value $0.01 per share

(Title of Class of Securities)

62941W101

(CUSIP Number)

Joshua Bayliss

Virgin Management Ltd.

120 Campden Hill Road

London W8 7AR

United Kingdom

+44 (0)20 7313 2011

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 4, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62941W101	Schedule 13D	Page 2 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Deutsche Bank Trustee Services (Guernsey) Limited*
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person OO

*	Solely in its capacity as trustee for The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust.

CUSIP No. 62941W101	Schedule 13D	Page 3 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Abacus (C.I.) Limited*
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person OO

*	Solely in its capacity as trustee for The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust.

CUSIP No. 62941W101	Schedule 13D	Page 4 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Cougar Investments Limited
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: Jersey

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person IV;OO

CUSIP No. 62941W101	Schedule 13D	Page 5 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Plough Investments Limited
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: Jersey

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person IV;OO

CUSIP No. 62941W101	Schedule 13D	Page 6 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Richard Charles Nicholas Branson
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person IN

CUSIP No. 62941W101	Schedule 13D	Page 7 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Grenache Holdings Limited
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person HC; CO

CUSIP No. 62941W101	Schedule 13D	Page 8 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Corvina Holdings Limited
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person HC; CO

CUSIP No. 62941W101	Schedule 13D	Page 9 of 55

1.	Name of Reporting Person: I.R.S. Identification No. of Above Persons (Entities Only): Virgin Entertainment Investment Holdings Limited
2.	Check the Appropriate Box If a Member of a Group a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds AF; OO
5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e).	☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owed By Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power -34,260,959-
9. Sole Dispositive Power -0-
10. Shared Dispositive Power -34,260,959-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -34,260,959-
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares:	☐
13.

Percent of Class Represented By Amount in Row (11)

    10.6% of Common Stock (based on 323,801,882 ordinary shares of NTL Incorporated outstanding as of July 4, 2006, as reported on the issuer’s Form 10-Q dated and filed with the Securities and Exchange Commission on May 10, 2006 and its Form 8-K dated and filed with the Securities and Exchange Commission on July 4, 2006).

14.	Type of Reporting Person HC; CO

CUSIP No. 62941W101	Schedule 13D	Page 10 of 55

Item 1. Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.01 par value (the “Common Stock”), of NTL Incorporated, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 909 Third Avenue, Suite 2683, New York, NY 10022.

Item 2. Identity and Background

(a), (b), (c) and (f). This Statement is being filed jointly by:

(i)	Deutsche Bank Trustee Services (Guernsey) Limited (“DBTSGL”), a company governed under the laws of Guernsey, in its capacity as Trustee, and on behalf, of The Virgo Trust, The Libra Trust, The Jupiter Trust, The Mars Trust, The Venus Trust, The Leo Trust and The Gemini Trust (the “DB Trusts”), trusts governed under the laws of England and Wales; Abacus (C.I.) Limited (“ACIL”), a company governed under the laws of Jersey, in its capacity as Trustee, and on behalf, of The Aquarius Trust, The Aries Trust, The Capricorn Trust, The Pisces Trust and The Saturn Trust (the “Abacus Trusts” and, together with the DB Trusts, the “Trusts”), trusts governed under the laws of England and Wales;

(ii)	Cougar Investments Limited (“Cougar”), a Jersey company;

(iii)	Plough Investments Limited (“Plough”), a Jersey company;

(iv)	Sir Richard Charles Nicholas Branson (“Richard Branson”), a citizen of the United Kingdom;

(v)	Grenache Holdings Limited (“Grenache”), a British Virgin Islands holding company jointly-owned by the Trusts, Cougar, Plough and Richard Branson;

(vi)	Corvina Holdings Limited (“Corvina”), a British Virgin Islands corporation and a wholly-owned subsidiary of Grenache;

(vii)	Virgin Entertainment Investment Holdings Limited (“VEIHL”), a British Virgin Islands holding company and a wholly-owned subsidiary of Corvina.

DBTSGL, ACIL, Cougar, Plough, Richard Branson, Grenache, Corvina and VEIHL are collectively referred to herein as the “Reporting Persons.” Set forth in Annex B attached hereto are the business address and principal business of each of the Reporting Persons.

Set forth in Annex B attached hereto is a listing of the directors and executive officers of each of the Reporting Persons (the “Covered Persons”) as well as the business address, present principal occupation or employment and citizenship of each of the Covered Persons, and is incorporated herein by reference.

(d) and (e). None of the Reporting Persons, or to the best of their knowledge, the Covered Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

CUSIP No. 62941W101	Schedule 13D	Page 11 of 55

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired their 34,260,959 shares of Common Stock in connection with the acquisition of Virgin Mobile Holdings (UK) plc (“Virgin Mobile”) by the Company pursuant to a scheme of arrangement under Section 425 of the UK Companies Act of 1985. Prior to the consummation of this transaction, an affiliate of the Reporting Persons was the majority shareholder of Virgin Mobile.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Stock as consideration for the sale of shares of Virgin Mobile to the Company by an affiliate of the Reporting Persons pursuant to a scheme of arrangement under Section 425 of the UK Companies Act of 1985. In connection with this acquisition of Virgin Mobile by the Company, an affiliate of the Reporting Persons and the Company entered into a trademark license agreement. An ancillary agreement to this trademark license agreement permits such affiliate to propose one candidate (and successors to that candidate) to serve on the Company’s Board of Directors.

The Reporting Persons presently intend to hold the Common Stock for investment purposes. The Reporting Persons intends to assess the investment in the Company from time to time on the basis of various factors, including, without limitation, the Company’s business, financial condition, results of operations and prospects, general economic, market and industry conditions, as well as other developments and other investment opportunities. Depending upon the foregoing factors or any other factors deemed relevant to the Reporting Persons, they may, subject to the terms of the Investment Agreement (as defined below), acquire additional shares of Common Stock, or dispose of all or part of the shares in open market transactions, privately negotiated transactions or otherwise. Any acquisition or disposition may be effected by the Reporting Persons at any time without prior notice.

Except as set forth in this Statement, none of the Reporting Persons has any present plans or intentions that would result in or relate to any of the transactions or events described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 is also incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a), (b) As of the filing date of this Schedule 13D each of the Reporting Persons may be deemed to have: (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act); and (ii) shared power to vote or direct the vote of 34,260,959 shares of NTL Common Stock (representing 10.6% of the Company’s outstanding Common Stock as of July 4, 2006) for the reasons set forth below. Each of the Reporting Persons other than VEIHL does not directly own any shares of Common Stock. However each of the Reporting Persons has the ability to direct the management, business and affairs of its wholly-owned subsidiary, including with respect to the voting, or disposal, of the Common Stock held by VEIHL. VEIHL, which directly holds the shares of Common Stock, has the direct power to vote and dispose of such shares. The Reporting Persons’ ability to vote and dispose of shares of Common Stock is subject to the terms of the Investment Agreement. The information set forth in Item 6 is also incorporated by reference into this Item 5.

(c) To the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to shares of Common Stock during the past 60 days by any of the persons named in response to Item 2, other than the transaction described in Item 3, which is incorporated herein by reference.

(d) The Trusts are ultimately controlled by DBTSGL and ACIL, for the benefit of their beneficiaries. The trustees are trust companies which have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the benefit of their respective beneficiaries in accordance

CUSIP No. 62941W101	Schedule 13D	Page 12 of 55

with their respective trust agreements. The principal beneficiaries of the Trusts include Richard Branson and certain members of his family (the “Beneficiaries”). The Beneficiaries have the right to indirectly participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for their benefit in accordance with their respective trust agreements. The Reporting Person(s) affirm that, except as otherwise stated in this item 5(d), no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares. DBTSGL and ACIL have no power as the trustee of the Trust to receive or to direct the receipt of dividends from, or the proceeds of sale of, the Shares except in accordance with the terms of the Trusts.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 3, 2006, VEIHL, the Company and Richard Branson entered into an Investment Agreement (the “Investment Agreement”) with respect to the shares of Common Stock held by VEIHL and certain other matters. The Investment Agreement:

(a) limits the disposition of the shares of Common Stock held by VEIHL and its permitted transferees from July 4, 2006 through the 18-month anniversary of that date. Under these limits, VEIHL and its permitted transferees are able to sell (cumulatively, including all prior sales):

(i)	12.5% of their initial holding after three months;

(ii)	25% of their initial holding after six months;

(iii)	37.5% of their initial holding after nine months;

(iv)	50% of their initial holding after twelve months;

(v)	75% of their initial holding after fifteen months; and

(vi)	100% of their initial holding (i.e., no continuing restrictions) after eighteen months.

(b) provides for certain limitations on the conduct of these stockholders and Sir Richard Branson through our 2008 annual meeting, including:

(i) a cap of 15% on the acquisition of the Company’s voting securities, including Common Stock (subject to certain exceptions and to our shareholder rights plan);

(ii) a restriction (with certain exceptions) on selling our shares to any person or group that would own 1% or more of our voting securities after the transaction;

(iii) an agreement to vote pro rata to other shareholders or in support of actions recommended by The Company’s Board of Directors in respect of any amendment of the Company’s articles or bylaws, any proposal that could facilitate a change of control of the Company, or for the election of directors. However, VEIHL and its permitted transferees retain the right to vote against a business combination transaction recommended by the Company’s Board of Directors and refuse to tender voting securities in connection with such a recommended transaction; and

CUSIP No. 62941W101	Schedule 13D	Page 13 of 55

(iv) restrictions on offering, proposing or seeking to enter into business combination transactions, participating in solicitation of proxies, proposing stockholder proposals, publicly opposing recommendations by our board, related discussions with third parties or public announcements, or assisting others to do any of the foregoing.

In addition, VEIHL and its permitted transferees have certain registration rights with respect to the Common Stock, including three demand registration rights and an ability to sell shares of Common Stock pursuant to a shelf registration statement.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated July 13, 2006, by and among DBTSGL, ACIL, Cougar, Plough, Richard Branson, Grenache, Corvina and VEIHL.
Exhibit 99.2	Investment Agreement, dated April 4, 2006, between NTL Incorporated, Virgin Entertainment Investment Holdings Limited and Sir Richard Branson.

CUSIP No. 62941W101	Schedule 13D	Page 14 of 55

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:	July 14, 2006		Deutsche Bank Trustee Services
(Guernsey) Limited

		By:	/s/ Alison Renouf
Alison Renouf
as Director

		By:	/s/ Barry Stinton
Barry Stinton
as Authorised Signatory

Date:	July 14, 2006		Abacus (C.I.) Limited

		By:	/s/ Niall Ritchie
Niall Ritchie
as Director

Date:	July 14, 2006		Cougar Investments Limited

		By:	/s/ Alison Renouf
Alison Renouf
as Director

Date:	July 14, 2006		Plough Investments Limited

		By:	/s/ Alison Renouf
Alison Renouf
as Director

Date:	July 14, 2006		Sir Richard Branson

		By:	/s/ Richard Branson
Richard Branson

CUSIP No. 62941W101	Schedule 13D	Page 15 of 55

Date:	July 14, 2006		Grenache Holdings Limited

		By:	/s/ Niall Ritchie
Niall Ritchie
as Director

Date:	July 14, 2006		Corvina Holdings Limited

		By:	/s/ Niall Ritchie
Niall Ritchie
as Director

Date:	July 14, 2006		Virgin Entertainment Investment Holdings Limited

		By:	/s/ Niall Ritchie
Niall Ritchie
as Director

CUSIP No. 62941W101	Schedule 13D	Page 16 of 55

ANNEX A

Business Address and Principal Business of the Reporting Persons

Name	Business Address	Principal Business
Deutsche Bank Trustee Services (Guernsey) Limited	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	Provision of trust services

Abacus (C.I.) Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Provision of trust services

Cougar Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8YP	Investments in operating companies

Plough Investments Limited	St Paul’s Gate New Street St Helier Jersey JE4 8YP	Investments in operating companies

Sir Richard Branson	Richard’s House Po Box 1091 The Valley Virgin Gorda Necker Island British Virgin Islands	President of the Virgin Group

Grenache Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Corvina Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

Virgin Entertainment Investment Holdings Limited	La Motte Chambers St Helier Jersey JE1 1BJ	Investment holding company

CUSIP No. 62941W101	Schedule 13D	Page 17 of 55

ANNEX B

Directors and Officers of Deutsche Bank Trustee Services (Guernsey) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Alison Jane Renouf	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Paul E Shevlin	Company Director	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	UK

Sally Ann Buckley	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	UK

Sara Louise Farrell	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Sharon O Callaghan	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	UK

Wayne David Martel	Accountant	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Nicholas James Harwood	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Michael Preston	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

Adrian Relph	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	UK

Jeremy Laurence Mann	Banker	Lefebvre Court Lefebvre Street St Peter Port Guernsey GYI 6EJ	Guernsey

CUSIP No. 62941W101	Schedule 13D	Page 18 of 55

Directors and Officers of Abacus (C.I.) Limited

Name/Title	Principal Occupation	Business Address	Citizenship
David Anthony Brookland		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Frank Dearie		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Joseph Jerome John Donohue		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Elizabeth Mary Le Poidevin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Philip James Jack Le Vesconte		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Peter Duncan Morin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Andrew David Perree		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Niall MacGregor Ritchie		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Stephen Romeril		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Wayne Tallowin		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Janet Elizabeth Taylor		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Richard Henry Wilson		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

William Thomas Wilson		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Michael David de Figueiredo		La Motte Chambers, St Helier, JE1 1BJ, Jersey C.I.	UK

Directors and Officers of Cougar Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Renouf	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Sally Ann Buckley	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Adrian Relph	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

CUSIP No. 62941W101	Schedule 13D	Page 19 of 55

Directors and Officers of Plough Investments Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Alison Renouf	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Sally Ann Buckley	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Adrian Relph	Trust Manager	Lefebvre Court Lefebvre Street St Peter Port Guernsey GY1 6EJ	UK

Directors and Officers of Grenache Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Niall MacGregor Ritchie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Adrian Relph	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

CUSIP No. 62941W101	Schedule 13D	Page 20 of 55

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St Helier Jersey, JE1 1BJ	UK

Andreas Tautscher Alternate Director to Mark Poole	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria

Directors and Officers of Corvina Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship
Mark Poole Director	CFO of Virgin Group	Virgin Investments S.A. 3-5 Cours de Rive Geneva 1204 Switzerland	UK

Frank Dearie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Niall MacGregor Ritchie Director	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, Jersey, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Adrian Relph Alternate Director to Alison Renouf	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port Guernsey GY1 3WT	UK

Stephen Thomas Matthew Murphy Director	CEO of Virgin Group	Virgin Investments S.A. 305 Cours de Rive Geneva 1204 Switzerland	UK

CUSIP No. 62941W101	Schedule 13D	Page 21 of 55

Frank Dearie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St Helier Jersey, JE1 1BJ	UK

Andreas Tautscher	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port Guernsey, GY1 3WT	Austria

CUSIP No. 62941W101	Schedule 13D	Page 22 of 55

Directors and Officers of Virgin Entertainment Investment Holdings Limited

Name/Title	Principal Occupation	Business Address	Citizenship

Frank Dearie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, JE1 1BJ	UK

Niall MacGregor Ritchie	Trust Director	Abacus Financial Services Limited La Motte Chambers, St. Helier, JE1 1BJ	UK

Alison Jane Renouf Director	Trust Manager	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court Lefebvre Street, St Peter Port, Guernsey GY1 3WT	UK

Adrian Relph	Trust Director	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port, Guernsey GY1 3WT	UK

Andreas Tautscher	COO of Deutsche Bank International Limited	Deutsche Bank Trustee Services (Guernsey) Limited PO Box 424, Lefebvre Court, Lefebvre Street, St Peter Port, Guernsey GY1 3WT	Austria

To the best of the Reporting Persons’ knowledge:

(a)	None of the above persons hold any Shares.

(b)	None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.